American Commerce Solutions, Inc.

1400 Chamber Drive

Bartow, Florida 33830

February 24, 2010

U.S. Securities and Exchange Commission

Washington D.C. 20549

Division of Corporation Finance

Mail Stop 3030

Att: Brian Cascio

Accounting Branch Chief

RE:	American Commerce Solutions, Inc.

Form 10-K for the fiscal year ended February 28, 2009 Filed June 15, 2009

Form 10-Q for the fiscal quarter ended November 30, 2009

File No. 33- 98682

Dear Mr. Cascio,

Attached are our responses to your correspondence dated February 2, 2010. I apologize for the delay in responding. I trust that you will find our responses to be adequate explanations to your questions. We have, as requested, restated the question with each answer to accommodate your review.

Form 10-K for the fiscal year ended February 28, 2009

Exhibits, page 33

1.	We note your response to prior comment 10. As requested in the prior comment, please file an amendment to the Form 10-K and the Forms 10-Q for the fiscal quarters ended May 31, 2009 and August 31, 2009 to include certifications in the form set forth in Item 601 of Regulation S-K. In addition, please also amend the Form 10-Q for the fiscal quarter ended November 30, 2009 to include certifications in the prescribed form.

Response: As of February 24, 2010, we have amended all of the identified filings.

Form 10-Q for the fiscal quarter ended November 30, 2009

Consolidated Statement of Operations

2.	We see that you record interest expense, net. In future filings, please separately state interest income and interest expense on the face of your consolidated statement of operations.

Response: We note your comment and in future filings we will separately identify interest expense and interest income.

Note 8. Segments, page 10

3.	In your response and in future filings, please describe the nature and composition of the items included in “other” within the segment disclosures.

Response: The “other” segment is mainly related to the holding company expenses and general overhead, as well as the stock based compensation awards. In future filings, we will specifically identify the purposes of each segment of the business.

Note 9. Related Party Transaction, page 11

4.	We reference your response to prior comment 11. We understand that stock was issued for guarantee of a note payable to a related party and the fair value of those shares is being recorded as interest expense over the term of the loan. However, it is still not clear why the resulting loan fee [asset] is recorded as a component of equity. Tell us why the loan costs were not recorded as a financing asset rather than within equity. Please reference to the accounting literature on which you are relying for the accounting treatment.

Response: In future filings, we will reclassify any prepaid loan costs as a financing asset. We note that the total amount of loan costs would increase total assets by $57,710 and increase total equity by the same amount, overall the impact is considered immaterial. As we are amortizing the loan costs to interest expense over the life of the guarantee (1 year), there would be no impact to the Company’s net loss or earnings per share.

Note 10. Discontinued Operations, page 12

5.	We see that you entered into an agreement to sell your Fiberglass subsidiary on September 29, 2009 but that the sale was to be effective on June 1, 2009. We also see that the gain on sale of the fiberglass division was recorded in the three months ended August 31, 2009. Please tell us the accounting basis for retroactively recording the sale of the subsidiary. Please note that under FASB ASC 360-10-40-5 a gain or loss not previously recognized that results from the sale of a long-lived asset (disposal group) shall be recognized at the date of sale. In addition, clarify how you determined the amount of the gain.

Response: Effectively, the change of control and assumption of liabilities occurred on June 1, 2009 even though the documentation was not finalized until September 29, 2009, the terms of the sale had already been agreed to as of June 1. Per the guidance of FASB ASC 605-40-S99, the Company is no longer involved in the funding or management of the operations as of June 1,

2009 and it is expected that if the operations are not sufficient to repay the note receivable, then the new owner will fund the operations and repayment of the note through the sale of his equity holdings in another public company. We agree that the gain should not be recognized until the date of the sale, however, since there was a change of control and all terms and conditions of the sale had been met as of June 1, we believe that is the effective date of the sale and hence should be recognized as of that date.

The gain on the sale was calculated as follows:

Purchase Price	$1,908,109	Includes note receivable, net and assumption of liabilities.
Assets given up	(681,023)
Deferred revenue	112,086	Agreement transfers all deposits and orders to the new owner.

Gain on sale	$1,339,172

6.	In addition, clarify the terms of the note receivable, including how it is determined if the non-interest bearing term note will be settled in cash or stock and whose option it is to settle the note in stock or cash. We also note that the PAC is owned by the President of the Fiberglass subsidiary and is a shareholder of the company. Please tell us the basis for recording the gain considering that no cash was received, the common stock ownership before the transaction and the possible continuing ownership subsequent to the sale if the term note is settled in stock. In addition, please clarify the basis for reflecting the sale of the subsidiary as a discontinued operation and how you met the requirements of FASB ASC 205-20-45-1.

Response: The note is for one year, is non-interest bearing note and is repayable in cash or stock in another public entity, American Fiber Green Products, Inc., (AFBG) at the option of PAC. Although PAC is owned by the President of the Fiberglass subsidiary, once the sale took place, the individual was no longer involved with the Company except as a shareholder. The gain was recorded because the note receivable was determined to be collectible based on the value of the AFBG stock that will be transferred to the Company should the new owner be unable to repay the Note in cash from operations. Should PAC decide to settle the Note Receivable in common stock of AFBG, the Company would own approximately 1,602,844 shares of AFBG using the closing stock price of $0.63 on February 19, 2010.

The Company classified the sale of the subsidiary as a discontinued operation based on the requirements of FASB ASC 205-20-45-1. The operations and cash flows of the fiberglass subsidiary have been eliminated from the ongoing operations of the entity as a result of the disposal transaction. In the Company’s Form 10K for February 28, 2009, the Company determined that it was seeking a buyer for the subsidiary in favor of expanding its manufacturing, fabricating, erecting and construction operations and therefore, has been showing the income or loss from the operations of its fiberglass subsidiary as a discontinued operation. Going forward, the Company will not have any significant continuing involvement in the operations of the fiberglass subsidiary after the disposal transaction. The Company will not be influencing the operations or financial policies and did not retain any risk or benefits associated with the ongoing operations of the disposed entity.

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any further action with respect to the filing; and

•	The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses above are a compilation of responses provided by our staff. We trust the answers are adequate to clarify any concerns of the Commission.

Sincerely,

Daniel L. Hefner

President